MVG ENERGY
SOLUTIONS





PROMOTING IN COUNTRY INVESTMENT AND OWNERSHIP IN THE OIL AND GAS SECTOR

www.mvgesolutions.com

MVG ENERGY SOLUTIONS

WHO WE ARE

We have two primary sources of competitive advantage:

1. The ability to learn more about our customers faster than the competition, and 2. the ability to turn that knowledge into value faster than the competition.

We feel our clients can trump cumulative experience with our low-cost business design, which makes the incumbent's cumulative experience peripheral

WHO THEY ARE NOW	WHAT DO THEY WANT TO HAPPEN	HOW THEY WILL GET THERE	WHAT ACTIONS ARE NEEDED	WHAT RESULTS THEY CAN EXPECT	HOW ARE THEY ARE DOING FROM THE START TO THEIR TARGET RESULTS

Our approach is customized and personal to each client and their stakeholders in order to maximize the value created.

THE OIL AND GAS INDUSTRY NEEDS EVERYTHING A SMALL CITY NEEDS TO OPERATE

Note: The Onshore Industry has some of the same opportunities as Offshore but Investors can get more involved in operation through services such as:

- Contract Operations – Operators, Technicians, Engineers, Roustabouts, Drillers
- Water and Oil Hauling
- Slickline, Wireline, & Electric Line
- Swabbing
- Well Service – P&A & Workovers
- Coil Tubing
- Drilling Rigs
- Construction Services – locations, roads, facilities, and pipelines
- Artificial Lift Equipment – rod pumps, plunger, gas lift mandrel, and ESP
- Pipe handling
- Spare Parts
- Chemicals
- Cathodic Protection
- Pipe – Drilling and Production
- Hot Oiling
- Hot Shoting
- Community Relation
- Surveying
- Auditing – Reserves, HSE, and Royalties
- Marketing – Oil, Gas, & NGLs
- Measurement – Oil, Gas, & NGLs
- Environmental Cleanup
- Mowing
- Micro Refinery
- NGL Extraction


Offshore Industries
Office supplies
Emergency services
Food services
Waste management
Camp sites
Tugboats
Tank cleaning services
Communications
Hotel accommodation
Service - Cleaning Tanks
Elevation equipment
Security
Shipment services
Submarine robots
Maritime fuel supply
Non-qualified labor
Anchorage equipm
Marine studies
IT
Platform supply vessels
Construction materials
Customs service
HR
Drilling services
Transportation of international cargo
Environmental services
Lab. monitoring and HSE studies
Facilities management
Inspections
Medical
Treatment services and drill cuttings
Administrative support
Crane leasing
Staff transportation
Fuel
Telecommunications

MVG CAN HELP YOU DETERMINE AND STARTUP THE RIGHT COMPANY AT THE RIGHT TIME

MVG ENERGY SOLUTIONS

MARKET ASSESSMENT / MARKET RESEARCH

- Evaluate Markets
- Prepare full industry overviews and sector analysis.
- Information on competitors
- Sales channels and distributors
- Identify possibilities in selected markets
- Find special Regulation and Standards
- Strategic, Local and International Partnership
- Knowledge Experts

BUSINESS VISIT PROGRAMS

- Identify potential customers and partners from the targeted market
- Coordinating meetings with potential customer/partners
- Detailed travel instructions of the business trip/meetings
- Profiles of companies
- Full contact details of the decision maker in the company
- Small market information on the target market
- How to do business in the target market

MARKET ENTRY STRATEGY PLANNING

- We design and execute the correct market entry strategy for your business
  - Area
  - Companies
  - Strategic Partners
  - Maintenance Partner
  - Supply Chain
  - Training
- Develop Timeline, Millstones, & Gates
- Develop KPI's and scorecards
- Identify bests practices

STRATEGY EXECUTION / LAUNCH

- Develop the strategy
- Plan the strategy
- Align the organization
- Plan operations
- Monitor and learn
- Test and adapt

OUR SOFT SKILLS
EXPERTISE

CULTURE
Operational Excellence, Customer Intimacy, Stewardship, and Product Leadership

METRICS
Score Cards, Key Performance Indicators, Leading and Lagging Indicators

INTEGRATION
New Employees, Partners, Practices, Processes, Vertical and Horizontal Accountability, Exploit Economies of Scale and Exploit Economies of Scope

TEAM BUILDING
Seamless Workflow, Vision Boards, Think Tanks, and the Power of Our Company

STRATEGY & PORTFOLIO
Customer and Competitor Analysis, Strategy Development and Portfolio Management

MERGERS & ACQUISITIONS
Opportunity Evaluation, Analysis and Integration

MVG ENERGY SOLUTIONS

ORGANIZATIONAL CAPABILITY
Build Core Competencies, Leverage Existing Core Competencies and Critical Competencies Development

CHANGE MANAGEMENT
Ensuring Adoption & Sustainability

PROCESS OPTIMIZATION
Process Design, Improvement & Streamlining

ORGANIZATION DESIGN
Structure, Roles & Responsibilities and Governance

OPERATIONS EFFECTIVENESS
Planning, Management and Optimization

CULTURE TRANSFORMATION
Operational Excellence, Product Leadership, Customer and Intimacy

PLANNING SERVICE

* Drilling Cost per location
* Annual (learning and best practices) Drilling Cost Reduction
* Completion Cost (Per Available Capital Dollars, EUR per IRR, Lateral Length, or Horizontal vs. Vertical Well)
* Facility Cost (Single & Multi Well Pad)
* Infrastructure Build Out Cost (Road, Power, and Salt Water Disposal)
* Artificial Lift Cost
* Well Life Cycle Cost
* Preliminary Lease Operating Statements
* $Net Back per BOE or MCFE Analysis
* Pearls, Oysters, White Elephants and Dogs Analysis

www.mvgesolutions.com

MVG ENERGY SOLUTIONS

VALUATION SERVICE

* PDP Reserves Projection
* PDNP Valuation
* Type Curve Genertion
* PUD Quantification
* Acreage (Undeveoped Resource) Valuation
* FMV Factors Generations
* Probable Analysis
* Possible Analysis
*Field Development Planning
* Ultimate Asset Potential Analysis
* Analog Analysis



TRANSITIONAL **SERVICE**

* Metrics Identification (Score Cards, KPI, Leading and Lagging Indicators)
* Business Model Design (Best Total Cost, Best Total Solutions, or Product Leadership)
* Drilling Consultants
* Completion Consultants
* Production and Reservoir Engineering
* Process Engineering (Cathodic Protection, Vapor Recover, Gas Processing, and Treatment)
* Procurement and Vendor Management
* Productions Enhancement (Lease Reviews, Artificial Lift Optimization, & Downtime Management)
* Non Operated Asset Management

CLOSING **SERVICES**

* Acquision Timetable Development
* Purchase and Sales Agreement ("PSA")
* HSE Due Diligence
* Safety Audits
* Regulatory Filing
* Lease Validity and Maintenance
* Joint Operating Agreements
* Organization Design
* Multi Skilled Operation Design
* Strategy and Portfolio
* Wellview Implementation and Maintenance
* Optimization



MVG ENERGY SOLUTIONS

MVG'S OPERATIONAL SERVICE AND SKILLS

DRILLING

*Benchmarking Off Set Operators
*Vendors Selection
*PAD Design
*Bits Selection & Evaluation
*Directional Drilling - Penetration (Days Vs Deep)
*Optimum Hole Size
*Mud Design Program & Evaluation
*Cuts Treatment & disposal
*US Analog Analysis
*DWOP Exercise
*Establish Operation Meetings
*Procurement Tools
*After Activities Reviews - (Lessons Learned & Best Practices)
*Safety Audit
*Tech Limits
*Score Card & Boards
*Key Performance Indicator – (Leading and Lagging)

COMPLETION

*Casing Program Design
*Cement Program Evaluation
*Play Analogs Analysis
*Fluids Program Evaluation
*Perforation Program
*Coiled Tubing Design
*Stimulation Recommendation
*Flow Back Monitoring
*Well Head Design
*CWOP Exercise
*Procurement Management
*After Action Review – (Lesson Learned & Best Practices)
*Safety Audit
*Score Card
*Key Performance Indicator – (Leading & Lagging)

RESERVOIR & PRODUCTION

*Type Curve Generation
*US Analog Analysis
*Pressure Transient Analysis
*Well Testing & Design
*Coiled Tubing Design
*Artificial Lift Design
*Tubing Program
*Field development Planning
*Well Treatment Program
*Re-stimulation Design
*Re-perforating Design
*Well Lifecycle Plan
*EOR Design & Evaluation – (Water, CO_2 & N2)
*Safety Audit
*Score Card
*Key Performance Indicator
*Full Field Optimization – (Maximum Profit & Life Cycle Planning)
*Oysters, Pearls, White Elephants, Dogs Analysis
*Field Studies
*Plugging & Abandonment Design & Reclamation
*Due Diligence
*Non-operating Management
*Well Review / Field Review
*Remedial and Work Overs Procedures
*Budget Planning & Budgeting & Economic Analysis

FACILITIES

*PAD Design
*Surface Facilities Design
*Procurement

Short Term Test Design
*Power Design
*Fluids Treatment Design
*Facility Design

Long Term Design
*Power Design
*Fluids Treatment Design
*Facility Design
*Cathodic Protection
*Gas Treatment Design
*VRU & VTECH Design
*NGL's Extraction
*CO_2 Removal
*Salt Water Disposal System

Facilities Design
*Facility Downsizing Evaluation
*Safety Audit
*Score Card
*Key Performance Indicator
*Environmental Audits, Cleanup, & Remediation

PIPE LINE

*Pipeline Design
*Pump Design
*Compression Design
*Gas Treatment Design
*Gas Metering & LACT Unit Design
*Pigging Design
*Cathodic Protection
*Procurement Management
*Safety Audit
*Score Card
*Key Performance Indicator

www.mvgesolutions.com

MVG CURRENT CLIENTS

TRINITY RIVER ENERGY

bp capital

BRISTOL

MESA SOLUTIONS

OMEGA ENERGY INTERNATIONAL S.A.

PAREX RESOURCES INC

OXY

pilko

NEWAERO TECHNOLOGY SWEEP THE UNSWEPT

SDB THE GROUP

Altamesa Energy Canada Inc.

FONDO AAA Independent Transactions Fund

GeoMax Global™

MUSICAL CEDAR
CENTRO MUSICAL S.A.S.
NIT. 890.929.264-5

Brinsa

MVG ENERGY SOLUTIONS

MVG - "GOOD OUTCOMES ARE WHAT WE LIKE. GREAT RESULTS ARE WHAT WE DELIVER."

MVG ENERGY SOLUTIONS

COMMITMENT
Are the right people on board for the evaluation?

FRAME
Are we quantifying the amount of the opportunity right way?

LOGIC
Have we used the proper reasoning to make our choices?



ALIGAMENT AND COMMITMENT
CORRECT FRAME
LOGICAL REASONING
CREATE ALTERNATIVES
CLEAR DECISION CRITERIA
ACCURATE INFORMATION

ALTERNATIVES
Have we considered a rich set of diverse alternatives?

DECISION CRITERIA
Are we clear about what we want the project to achieve?

INFORMATION
Have we incorporated the data and risks appropriately?

Donald E. Glover - 30 yrs
(c)+ 1 832-316-9005
Donald.Glover@mvgesolutions.com

Vanesa Arteaga – 10 yrs
(c) +57 320 744 2549
Vanesa.arteaga@mvgesolutions.com

CONTACT US

Manuel Gutiérrez -20 yrs
(c) +57 321 490 1363
Manuel.gutierrez@mvgesolutions.com

Richard Buckner – 35 yrs
(c) +1 817-401-1780
Richard.Buckner@mvgesolutions.com